UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 13, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 13 December 2012

Legal challenge made by Bouygues results in ruling against unlimited offers for favourite contacts: a decision that ignores the realities of the mobile telephone market and disregards these offers that opened the way for unlimited mobile packages

The decision announced today by the French Competition Authority (ADLC) follows a referral made by Bouygues Telecom in October 2006 denouncing packages offered by Orange and SFR that allow unlimited on-net calls to three numbers. According to the complaint made by Bouygues, these packages – which were designed to free-up usages among subscribers' "favourite contacts" – provided a competitive advantage for the market's two biggest, although not dominant, operators.

At a time when offering unlimited calls to numbers irrespective of the host network was not financially viable, these packages nevertheless gave consumers a first taste of unrestricted voice offers on a mobile network, something they clearly approve of today.

Bouygues claims to have been at an unfair advantage with regards to these unlimited packages compared to Orange and SFR due to its smaller subscriber base and the fact that, at the time, they were the newest entrant on the market. However, it should be pointed out that for a period of over 15 years, thanks to specific regulatory measures, Bouygues also benefitted from income generated by advantageous termination rates for carrying calls (representing almost 2 billion euros). On this basis, Bouygues chose to focus its commercial strategy on building one of the highest ARPU’s in Europe rather than contributing to the development of a dynamic market by reinvesting all or part of this income in the provision of attractive offers for its customers.

We regret that the strategy adopted by Bouygues has been consistently antagonistic towards its competitors’ innovations rather than taking on a more commercial approach, the effectiveness of which has been demonstrated by the way the market has evolved over the past few years.

Orange intends to lodge an appeal with the relevant legal authorities against the Competition Authority's ruling. The resulting 117,419,000 euro-fine has already been anticipated in the Group’s accounts.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with sales of 45.3 billion euros for 2011 and has 170,000 employees worldwide at 30 September 2012, including 105,000 employees in France. Present in 33 countries, the Group has a total customer base of 227 million customers at 30 September 2012, including 169 million mobile customers and 15 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development.

France Telecom (NYSE:FTE) is listed on NYSE Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact: +33 1 44 44 93 93

Jean-Bernard Orsoni, jeanbernard.orsoni@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: December 13, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations